Exhibit 99.1

VIA SEDAR

May 9, 2013

To the securities regulatory authorities
of each of the Provinces of Canada
Dear Sirs/Mesdames:

RE:	Aeterna Zentaris Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51‑102 - Continuous Disclosure Obligations ("NI 51-102")
Following the annual meeting of shareholders of Aeterna Zentaris Inc. (the "Corporation") held on May 8, 2013 (the "Meeting"), and in accordance with Section 11.3 of NI 51‑102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon		Voting Result
1.	Election of Directors:	●
The nominees proposed by management were elected by a majority of shareholders on a show of hands. The Corporation received proxies with regard to voting on the seven directors nominated for election as set forth in the table below:

Nominee	Votes for	(%)	Votes Withheld	(%)
Marcel Aubut	2,379,194	70.8	979,320	29.2
David A. Dodd(*)	2,351,610	70.0	1,006,903	30.0
José P. Dorais	2,385,312	71.0	973,202	29.0
Carolyn Egbert	2,692,560	80.2	665,954	19.8
Juergen Ernst	2,339,417	69.7	1,019,097	30.3
Pierre Lapalme	2,375,050	70.7	982,964	29.3
Gérard Limoges	2,380,610	70.9	977,404	29.1

(*)
The results for the proxies received regarding Mr. Dodd were originally received for the Corporation's former President and Chief Executive Officer and director, Prof. Juergen Engel. As announced by the Corporation on April 15, 2013, Mr. Dodd succeeded to Prof. Engel as President and Chief Executive Officer, and Mr. Dodd was also concurrently appointed to the Board of Directors. At the same time, the Corporation announced that Mr. Dodd would be one of the management director nominees for election at the Corporation's annual meeting of shareholders and that Management proxy holders intended to exercise the discretion granted in the proxies to vote in favour of the election of Mr. Dodd as a director at the shareholders' meeting.

2.	Appointment of PricewaterhouseCoopers LLP as the Corporation's auditors:	●	PricewaterhouseCoopers LLP were appointed as the Corporation's auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.
3.	An ordinary resolution to approve, ratify and confirm the renewal of and amendment to the Corporation's stock option plan:	●
The resolution described at item 3 hereof approving, ratifying and confirming the renewal of and amendment to the Corporation's stock option plan was approved by 64.8% of the Corporation's shareholders on a vote by way of ballot.

4.	An ordinary resolution to reconfirm and approve the Corporation's shareholder rights plan:	●	The resolution described at item 4 hereof reconfirming and approving the Corporation's shareholder rights plan was approved by 72.8% of the Corporation's shareholders on a vote by way of ballot.
5.	An ordinary resolution to approve, ratify and confirm an amendment to the Corporation's By-Law One:	●
The resolution described at item 5 hereof approving, ratifying and confirming an amendment to the Corporation's By-Law One was approved by 74.1% of the Corporation's shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,
Yours truly,

(Signed)
Elliot Shapiro
Corporate Secretary